UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        Vulcan International Corporation
                        --------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)


                                  929136109000
                                  ------------
                                 (CUSIP Number)


                                Mr. Ronald Gross
                        c/o Barington Capital Group, L.P.
                         888 Seventh Avenue, 17th Floor
                              New York, N.Y. 10019
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                 August 21, 2002
                                 ---------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d- 1(f), or 240.13d-1(g), check
the following box: |_|

                               Page 1 of 11 pages
                         Exhibit Index appears on page 7

                                  SCHEDULE 13D

CUSIP No. 929136109000

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Barington Companies Equity Partners, L.P.                13-4088890
 ------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [x]
                                                            (b)  |_|
-------------------------------------------------------------------------------
3)    SEC USE ONLY

-------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      WC
-------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                          |_|

-------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
-------------------------------------------------------------------------------
                        7) SOLE VOTING POWER
NUMBER OF                  38,500
SHARES              -----------------------------------------------------------
BENEFICIALLY            8) SHARED VOTING POWER
OWNED BY EACH              none
REPORTING           -----------------------------------------------------------
PERSON                  9) SOLE DISPOSITIVE POWER
WITH                       38,500
                    -----------------------------------------------------------
                       10) SHARED DISPOSITIVE POWER
                           none
-------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      38,500
-------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                             |_|

-------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.51%
-------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 929136109000

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ramius Securities, LLC                                      58-2253019
 ------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [x]
                                                            (b)  |_|
-------------------------------------------------------------------------------
3)    SEC USE ONLY

-------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      WC
-------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                          |_|

-------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
-------------------------------------------------------------------------------
                              7) SOLE VOTING POWER
NUMBER OF                        32,200
SHARES                 --------------------------------------------------------
BENEFICIALLY                  8) SHARED VOTING POWER
OWNED BY                         none
EACH                   --------------------------------------------------------
REPORTING                     9) SOLE DISPOSITIVE POWER
PERSON                           32,200
WITH                   --------------------------------------------------------
                             10) SHARED DISPOSITIVE POWER
                                 none
-------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      32,200
-------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                 |_|
-------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.93%
-------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 929136109000

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MM Companies, Inc. (formerly "musicmaker.com, Inc.")         54-1811721
 ------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [x]
                                                            (b)  |_|
-------------------------------------------------------------------------------
3)    SEC USE ONLY

-------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      WC
-------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                          |_|
-------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
-------------------------------------------------------------------------------
                              7) SOLE VOTING POWER
NUMBER OF                        0
SHARES                  -------------------------------------------------------
BENEFICIALLY                  8) SHARED VOTING POWER
OWNED BY                         none
EACH                    -------------------------------------------------------
REPORTING                     9) SOLE DISPOSITIVE POWER
PERSON                           0
WITH                    -------------------------------------------------------
                             10) SHARED DISPOSITIVE POWER
                                 none
-------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
-------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                            |_|
-------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.0%
-------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      CO
-------------------------------------------------------------------------------

Item 1.           Security and Issuer.

            This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value (the "Common Stock"), of Vulcan International Corporation, a Delaware corporation ("Vulcan"). The principal executive offices of Vulcan International Corporation are located at 300 Delaware Avenue, Suite 1704, Wilmington, Delaware 19801.

Item 2.           Identity and Background.

            (a) - (c) This statement is being filed by Barington Companies Equity Partners, L.P., Ramius Securities, LLC and MM Companies, Inc. (formerly "musicmaker.com, Inc.") (collectively, the "Reporting Entities").

            Barington Companies Equity Partners, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal offices of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

            The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability company formed to be the general partner of Barington Companies Equity Partners, L.P. The address of the principal business and principal offices of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the managing member of Barington Companies Investors, LLC. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

            Ramius Securities, LLC is a Delaware limited liability company and a registered broker-dealer. The address of the principal business and principal offices of Ramius Securities, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

            The Managing Member of Ramius Securities, LLC is Ramius Capital Group, LLC. Ramius Capital Group, LLC is a Delaware limited liability company that is engaged in money management and investment advisory services for third parties and proprietary accounts. The address of the principal business and principal offices of Ramius Capital Group, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

            The Managing Member of Ramius Capital Group, LLC is C4S, LLC, a Delaware limited liability company formed to be the managing member of Ramius Capital Group, LLC. The address of the principal business and principal offices of C4S, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. Each of Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss is a managing member of C4S, LLC. The business address of each of Messrs. Cohen, Stark and Strauss is 666 Third Avenue, 26th Floor, New York, New York 10017.

            MM Companies, Inc. (formerly "musicmaker.com, Inc.") (Symbol: MMCO) is a Delaware corporation that was formerly engaged in the business of marketing customized compact discs over the internet and is presently exploring alternative business opportunities. The address of the principal business and principal offices of MM Companies, Inc. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

Item 4.     Purpose of Transaction.

            On October 19, 2001, Barington Companies Equities Partners, L.P. purchased 2,000 shares of Common Stock at a total cost (excluding fees) of $75,200.00.

            On October 19, 2001, Ramius Securities, LLC purchased 2,000 shares of Common Stock at a total cost (excluding fees) of $75,200.00.

            On January 28, 2002, MM Companies, Inc. purchased 500 shares of Common Stock at a total cost (excluding fees) of $19,875.00. On January 29, 2002, MM Companies, Inc. purchased 2,000 shares of Common Stock at a total cost (excluding fees) of $79,350.00.

            On August 21, 2002, MM Companies, Inc. sold 6,500 shares at $38.50 per share to Barington Companies Equities Partners, L.P. for a total consideration of $250,250.


Item 5.     Interest in Securities of the Issuer.

            (a) As of the date hereof, the Reporting Entities (excluding MM Companies, Inc.) own an aggregate of 70,700 shares of Common Stock, representing approximately 6.44% of the outstanding shares of Common Stock based upon the 1,098,105 shares of Common Stock reported by Vulcan International Corporation to be issued and outstanding as of August 12, 2002 in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

            As of the date hereof, Barington Company Equities Partners, L.P. beneficially owns an aggregate of 38,500 shares of Common Stock, representing approximately 3.51% of the outstanding shares of Common Stock.

            As of the date hereof, Ramius Securities, LLC beneficially owns an aggregate of 32,200 shares of Common Stock, representing approximately 2.93% of the outstanding shares of Common Stock.

            As of the date hereof, MM Companies, Inc. no longer beneficially owns any shares of the outstanding Common Stock.

                                   SIGNATURES

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:    August 30, 2002

                      BARINGTON COMPANIES EQUITY PARTNERS, L.P.

                      By: Barington Companies Investors,
                            LLC, its general partner


                      By /s/ James Mitarotonda
                      --------------------------------
                      Name: James Mitarotonda
                      Title: Manager



                      RAMIUS SECURITIES, LLC


                      By /s/ Jeffrey M. Solomon
                      ------------------------------------
                      Name:  Jeffrey M. Solomon
                      Title: Authorized Signatory



                      MM Companies, Inc.

                      By /s/ James Mitarotonda
                        -----------------------------
                      Name:  James Mitarotonda
                      Title: President and Chief Executive Officer